Exhibit 17.3

October 26, 2017

To the Members of the Board of Directors of

Grow Solutions Holdings, Inc.

This letter shall serve as formal notice of my resignation, effective immediately, from my position as a member of the board of directors of Grow Solutions Holdings, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Howard Karasik
Howard Karasik